EXHIBIT 21.1

Subsidiaries of Tiptree Inc.

Name(1)	Jurisdiction of Incorporation or Organization
4Warranty Corporation	Florida
Accelerated Service Enterprise, LLC	New Jersey
Fortegra Financial Corporation	Delaware
Freedom Insurance Company, Ltd. (fka LOTS Reassurance Company)	Turks & Caicos Islands, BWI
Independent Dealer Group, Inc.	New Jersey
Insurance Company of the South	Georgia
Life of the South Insurance Company	Georgia
LOTSolutions, Inc.	Georgia
Luxury Mortgage Corp.	Delaware (67.5% owned)
Lyndon Southern Insurance Company	Delaware
Ownershield, Inc.	Texas
Reliance First Capital, LLC	Delaware (91.75% owned)
Response Indemnity Company of California	California
Southern Financial Life Insurance Company	Kentucky (85% owned)
Tiptree Direct Holdings LLC	Delaware
Tiptree Holdings LLC (fka Caroline Holdings LLC)	Delaware
United Motor Club of America, Inc.	Kentucky

(1) As of December 31, 2020. Subsidiaries are 100% owned unless otherwise noted.